Exhibit 77(i) and

Item 77(i): Terms of new or amended securities

Articles of Amendment to the Articles of Incorporation of Lord Abbett Stock Appreciation Fund, a Delaware Corporation (the "Corporation"), executed on June 4, 2009, with an effective date of July 1, 2009, is attached hereto. The Amendment changed the name of the existing Lord Abbett Large-Cap Growth Fund to the “Lord Abbett Stock Appreciation Fund”.